TIGER JIUJIANG MINING, INC.

     May 24, 2011

Division of Corporate Finance,
Securities & Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re: Tiger Jiujiang Mining, Inc.
Amended Registration Statement on Form S-1 Filed on May 24, 2011
File Number 333-166823

We have reviewed your comment letter dated April 27, 2011, regarding the above filing, have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing. In addition, our letter provides an explanation of our response and, where applicable, quotes the amended wording.

General

1.	We have updated our financial statements to the audited annual period ended February 28, 2011, and all related disclosure.

2.

We have included all relevant updates to the date of the filing. For example, on page 52 we have altered the disclosure to read that we “expect to become a reporting issuer in 2011”. Further, we have had discussions with the owner of the Tiger property who agreed to amend the option agreement to provide one additional year to each of the terms of the agreement and have amended the terms and timing throughout the filing. A copy of the amended option agreement is attached as Exhibit 10.2.

3.

We have revised the filing to clarify that any offering covered by this registration statement will be made at the fixed price of $0.05 throughout the offering period and have revised the reference to OTC-BB on page 2 to delete any reference to “prevailing market prices or privately negotiated prices” such that the paragraph now read as follows:

“Tiger’s common stock is presently not traded on any public market or securities exchange. The sales price to the public through our offering or that of the selling securityholders has been arbitrarily fixed at $0.05 per share and all offerings covered by this registration statement will be at the fixed price of $0.05 for the duration of the offering. After the effective date of the registration statement relating to this prospectus, we intend to have a market maker file an application with the Financial Industry Regulatory Authority (“FINRA”) for our common stock to be eligible for trading on the OTC-BB. We do not yet have a market maker nor is there any assurance that our common stock will ever be quoted on a stock exchange or a quotation service or that any market for our stock will develop. Each of the selling stockholders will be "underwriters" as such term is defined in the Act.”

6F, No.81 Meishu East 6 Road, Kaohsiung, Taiwan 804
Phone: (360) 353-4013 Fax: (866) 850-5680 e-mail: tigerjiujiang@gmail.com

Mr. H. Roger Schwall	2.
Securities & Exchange Commission
May 24, 2011

4.

We have clarified the name of the engineer and engineering firm referred because a specific reference is made on page 22 in the paragraph immediately preceding the table (see also Risks 4 and 7 on page 11). Finally, we have previously stated on page 38, under the heading “Our Proposed Exploration Program – Plan of Operation”, that “it is our intention to retain the services of the Jiangxi Geological and Engineering Company and Mr. Poon prior to commencement of work to complete the first phase of the work program in 2011, predicated on completion of the offering described in this document”.

Overview of Our Business – page 5

5.	In the interests of clarity we have added the following to this section:

“Our current plans, predicated on raising at least $50,000, net, accomplished by the sale of the minimum of 1,200,000 shares of the offering as noted in the preceding table, calls only for the completion of phase I at a cost of $30,000 to Tiger. If phase I is not favourable, we will terminate the option and cease operations. If phase I is favourable we would then proceed to phase II at an estimated total cost of $100,000, which is a reflection of local costs for the type of work program planned. We will proceed to phase II only if we are also successful in being able to secure the capital funding required to complete phase II. If phase II is not favourable, we will terminate the option and cease operations. Therefore, we expect to expend $30,000 on phase I, if and only if, we are able to raise at least $50,000, net, the minimum subscription level.

We plan a two-phase exploration program to properly evaluate the potential of the property to determine if there are commercially exploitable deposits of gold. We must conduct exploration to determine if gold exists and if any is found it can be economically extracted and profitably processed. We do not claim to have any ores or reserves whatsoever at this time.

We anticipate that our portion of the phase I planned geological exploration program will cost $30,000 (which is 50% of the totally budgeted cost of $60,000). Phase I may require up to six weeks for the base work and an additional three to four months for analysis, evaluation of the work completed and the preparation of a report. Costs for phase I are made up of wages, fees, geological and geochemical supplies, assaying, equipment, diamond drilling and operation costs. It is our mutual intention to carry the work out in 2011, predicated on completion of the offering described in this registration statement. We will assess the results of this program upon receipt of an appropriate engineering or geological report. It is our intention to retain a North American educated geoscientist to evaluate and conform to American standards the phase I work program and to author a report to American standards for future capital raising. Phase II will not be carried out until 2012 and will be contingent upon favourable results from phase I and specific recommendations of a professional geoscientist based on those results. Favourable results means that a geoscientist, engineer or other recognized professional states that there is a strong likelihood of value being added by completing the next phase of exploration, makes a written recommendation that we proceed to the next phase of exploration, a resolution is approved by the Board indicating such work should proceed and that it is feasible to finance the next phase of the exploration. A detailed outline of the proposed timetable can be found on page 38 under the heading ‘Management’s Discussion, Analysis of Financial Condition and Results of Operations’.”

Mr. H. Roger Schwall	3.
Securities & Exchange Commission
May 24, 2011

Risk Factors – page 7

6.	We have moved the items in question such that they precede the Risk Factor Section.

7.

We have revised risk factor 8 to disclose that Ms. Chang visited the property twice in 2010 and that she plans on visiting at least three times during the current year by adding “During 2010, Ms, Chang visited the Tiger property only twice – when the project was first presented and on a second occasion to meet with the geoscientists from Jiangxi Geological And Engineering Company. During 2011, it is her intention to be on site when the first phase commences, when it is concluded and when the engineering report of the results of phase I is presented to review the contents of that report”.

8.	We have added to risk number 7 under “Risks Associated With This Offering” the following statement to disclose the possible issuance of shares to Kiukiang under the option agreement:

“Tiger has agreed that it shall allot and issue 1,000,000 shares to Kiukiang upon completion of a phase I exploration program as recommended by a competent geologist with the proviso that the report recommends further work be carried out on the Tiger property; i.e. if the engineering reports recommends that a phase II exploration program be carried out, Tiger is obligated to issue 1,000,000 shares to Kiukiang which will further dilute the investor’s percentage of ownership.”

9.

We have amended the paragraph on Foreign Investment in China as part of risk 1 under “Risks Associated With Doing Business In China” to delete the reference in question as well as the following sentence such that the paragraph now reads:

“(e) Foreign Investment –There are indications such as the Enterprise Income Tax Law of 2008, which indicate that China believes it is becoming more self sufficient and in most areas may no longer encourage foreign investment. Until we reach the formation of a joint venture we are going to have to carefully monitor the changes in the laws that may either encourage or discourage investment and may find, in time, that our investment in China will not provide any benefit to our shareholders.”

10.	We have revised our disclosure to add the following to risk 4 under “Risks Associated With Doing Business in China” by adding the following:

“There will be a significant period of time between the completion of phase II and the amount of additional exploration work that will be required to determine whether the property has merit and indications were confirmed that a ‘reserve’ existed on the property. Given the anticipated lengthy timeline from the making of a determination that we would proceed beyond phase II to electing to enter into a formalized Sino-foreign joint venture, for the duration of that period it is anticipated that we would enter into a trust agreement with Kiukiang to hold the property prior to entering into a formal joint venture. There are risks attached to Kiukiang holding the property in trust but they would be the same risks we face under the current structure”.

Mr. H. Roger Schwall	4.
Securities & Exchange Commission
May 24, 2011

11.

We have clarified our use of the word “foreign” by indicating “such as Tiger” if we are referring to our Corporation throughout the filing and where we otherwise refer to foreign we refer to a potential joint venture between Tiger and Kiukiang. Foreign generally means an enterprise or individual that is not legally bound to the PRC. Repatriation refers solely to the situation of the removal of Tiger’s funds invested in China to Tiger accounts in the United States. We have revised our disclosure accordingly as indicated as a separate paragraph in risk 2 on page 19 under the section entitled “Risks Associated with Doing Business in China”. We have also deleted the sentence “Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the SAFE and other relevant government authorities” in risk 5 of the section “Risks Associated with Doing Business in China”.

Yours truly,
TIGER JIUJIANG MINING, INC.

/s/ “Chang Ya-Ping”

Chang Ya-Ping
President